UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[X] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIT Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

505 Fifth Ave.
Address of Principal Executive Office (Street and Number)

New York, New York 10017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| |X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CIT Group Inc. (“CIT”, “the Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2009 by the prescribed filing deadline (March 1, 2010) without unreasonable effort and expense as explained below. The Company expects to complete and file the Form 10-K on or before March 16, 2010.

As filed in the Company’s Current Reports on Form 8-K dated November 4, 2009, December 9, 2009, and December 16, 2009, respectively, on November 1, 2009, CIT Group Inc. (the “Company”) and CIT Group Funding Company of Delaware LLC (together with the Company, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Modified Second Amended Prepackaged Reorganization Plan (the “Plan”) was confirmed by the Bankruptcy Court on December 8, 2009 and became effective on December 10, 2009 (the “Emergence Date”), at which time the debtors emerged from reorganization.

As disclosed in the Company’s Current Report on Form 8-K dated February 8, 2010, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the Company is adopting fresh start accounting as of the Emergence Date and adjusting the historical carrying value of its assets and liabilities to their respective fair values at the Emergence Date. Simultaneously, the Company is determining the fair value of its equity at the Emergence Date. The Company is permitted to select an accounting convenience date proximate to the Emergence Date for purposes of making the aforementioned adjustments to historical carrying values provided that the activity between the date of emergence and the convenience date does not cause a material difference in results. The Company has selected a convenience date of December 31, 2009. The Company is processing fresh start accounting adjustments to historical carrying values of assets and liabilities as of December 31, 2009 using market prices at or near the Emergence Date, discounted cash flow methodologies and other techniques.

The fresh start accounting adjustments will be reflected in the balance sheet at December 31, 2009 and in the statement of operations for the year ended December 31, 2009. There will be no statement of operations for the period between December 10 and December 31, 2009. Accretion and amortization of certain fair value adjustments will begin in 2010. As a result, the financial statements following the application of fresh start accounting will not be comparable to financial statements in the pre-emergence periods

Under ASC 852 (Reorganizations) the reorganization value at the Emergence Date is allocated to the fair value of identified tangible and intangible assets in accordance with ASC 805 (Business Combinations). Any excess of reorganization value over the fair value of identified tangible and intangible assets, less the fair value of liabilities assumed, is reflected as goodwill.

The time period between the Emergence Date and the statutory Form 10-K filing date was not sufficient for the Company to complete the appropriate level of research, analysis, due diligence and review with respect to certain accounting and disclosure matters related to the application of fresh start accounting without unreasonable effort and expense. These accounting and disclosure matters include the determination of asset, liability and reorganization fair values and the preparation of the required related footnote disclosures specific to fresh start accounting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph M. Leone	973	740-5752
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    |X| Yes    |_| No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss attributable to common shareholders, prior to the impact of reorganization and fresh start accounting adjustments, of approximately $900 million for the quarter, and $4 billion for the year, ended December 31, 2009. The annual results, which relate entirely to continuing operations, include a $692 million goodwill and intangible asset impairment charge, increased provision for credit losses and reduced net interest revenue, and a higher level of professional fees, reflective of the Company’s liquidity events and the weak economic environment. The comparable amount for the 2008 period was a loss of $2.9 billion, which included a $2.2 billion loss from a Discontinued Operation resulting from the sale of the Company’s home lending business and a $468 million goodwill and intangible asset impairment charge.

The $4 billion loss is expected to be essentially offset by the impact of reorganization (primarily the cancellation of indebtedness in the reorganization) and fresh start accounting adjustments, which will also be reported as a component of loss attributable to common shareholders within the Consolidated Statement of Operations for the year ended December 31, 2009.

CIT Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2010	By:	/s/ Joseph M. Leone

	Title:	Vice Chairman and Chief Financial Officer